UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2026

David Wright
Chief Executive Officer
Pattern Group Inc.
1441 West Innovation Way, Suite 500
Lehi, UT 84043

Re: Pattern Group Inc.
Draft Registration Statement on Form S-1
Submitted June 2, 2026
CIK No. 0001811935

Dear David Wright:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: W. Stuart Ogg